OPERATING AGREEMENT

OF

HYPEMAN RICK PRODUCTIONS LLC

THIS LIMITED LIABILITY OPERATING AGREEMENT (the "Agreement"), effective as of June 21, 2012, is made by and between Hypeman Rick Productions LLC (the "Company") and Ricky M. Toran (the "Member") as the sole member and Organizer. Capitalized terms used in this Agreement without definition shall have the meanings assigned to them in **Schedule A**, "Definitions," attached hereto.

RECITALS

WHEREAS, the Member has formed the Company in accordance with the Tennessee Revised Limited Liability Company Act (the "Act") to be effective as of June 21, 2012.

NOW, THEREFORE, the Member states and agrees that the following provisions will govern the management of the Company:

ARTICLE ONE

Organization

1.1.   Name.

The name of the limited liability company (the "Company") is Hypeman Rick Productions LLC. Company may operate its business under one or more assumed names if so authorized by the Consent of its Member(s).

1.2.   Purpose

The Company was formed on June 12, 2012, pursuant to the Act when its Articles of Organization (the "Articles") were filed with the office of the Tennessee Secretary of State. The Company is formed for the purpose of engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

1.3.   Principal Place of Business.

Company's principal place of business is 940 Mansfield Ave, Nashville, Tennessee 37206-3556.

1.4.   Registered Office and Registered Agent

(a) Initial Office and Agent. Company's initial registered agent in Tennessee is Ricky M. Toran, whose address is 940 Mansfield Ave, Nashville, Tennessee 37206-3556. The address of Company's registered office in the State of Tennessee shall be 940 Mansfield Ave, Nashville, Tennessee 37206-3556.

(b) Changes. The Member Manager as defined in Section 3.1 below shall appoint a new registered agent and change the registered office, if appropriate, if: (i) the then-current agent resigns or (ii) the Member(s) determines to make an appointment or change in the registered agent.

(c) Filing upon Change. Upon the appointment of a new registered agent or the change of the registered office, the Member(s) shall file or cause the filing of the document required by Section 48-208-102 of the Act as appropriate to the circumstances.

1.5 Term

Unless dissolved earlier under the terms of this Agreement or by law, the term of the Company shall begin upon the filing of the Articles of Organization, and the Company will have perpetual existence.

1.6 Qualification in Other Jurisdictions

The Members shall cause the Company to be qualified, formed, reformed, or registered under assumed or fictitious name statutes or similar laws in any jurisdiction, if such qualification, formation, reformation, or registration is necessary to protect the limited liability of the Member(s) or to permit the Company lawfully to transact business.

1.7 Members of Company

The Company initially shall be comprised of a single member, Ricky M. Toran; however, the Company may add additional members in the future when appropriate. All references to Member or Members shall mean the sole member or all members of Company as applicable.

1.8. Defects as to Formalities

A failure to observe any formalities or requirements of this Agreement, the Articles or the Act shall not be grounds for imposing personal liability on the Member for the liabilities of the Company.


ARTICLE TWO

Meetings of Members


2.1 Annual Meetings

Member meetings shall be held annually on July 1, commencing on July 1, 2013. Member meetings may be held at such place or places, within or without the State of Tennessee, as shall be determined by the Member(s) and stated in the notice of the meeting or in a duly executed waiver of notice thereof. Member(s) of the Company may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

2.2 Special Meetings

A meeting of the Member(s) for any purpose(s) may be called at any time by the Members upon the written request of a Member holding of record in the aggregate at a least a Majority in Interest of Membership in the Company entitled to vote at such meeting. Such notice shall state the purpose for which such meeting is to be called.

2.3 Notice of Meetings

Every Member shall furnish the Company an address at which notices of meetings and all other notices may be served on or mailed to him or her. Notice of each meeting of the Members shall be given to each Member entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the day on which the meeting is to be held, either by personally giving notice or by delivering written notice thereof by (1) mailing such notice in a first-class postage prepaid envelope addressed to that Member at the post office address furnished by that Member to the Company, or if he or she shall not have furnished to the Company his or her address, then at that Member's post office address last known to the Company, or, (2) via email with read receipt confirmation; or (3) in the absence of knowledge on the part of the Company of any such post office address, then at the Office of the Company in the State of Tennessee. Notice of a meeting of the Members shall provide the place, date, and hour of the meeting, indicate that it is being issued by or at the direction of the Person(s) calling the meeting, and state the purpose(s) for which the meeting is called. An affidavit of any Member that notice has been given shall, in the absence of fraud, be *prima facie* evidence of the facts stated therein. When a meeting is adjourned to another time and place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meetings any business may be transacted that might have been transacted at the original meeting.

2.4 Waiver of Notice

Notice of a meeting need not be given to any Member who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Member at a meeting, in person or by proxy, without protesting prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by him or her.

2.5 Quorum

A Majority in Interest of the Members of the Company entitled to vote at a meeting shall constitute a quorum for the transaction of business when present at such meeting either in person or by proxy. When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any Members.

2.6 Voting

When voting on any matter that requires the vote at a meeting of the Members pursuant to the Act, the Articles or this Agreement, each Member shall vote in proportion to such

Member's share of the current Profits in accordance with Section 5.4 of this Agreement. Whenever any action is to be taken under the Act by the Members, it shall, except as otherwise provided, be authorized by a Majority in Interest of the Members' votes cast at a meeting of Members entitled to vote thereon. No provision in this Agreement, which provides for the vote of a percentage in interest of the Members, may be amended without the consent of at least such percentage in interest of the Members. In the event of a Deadlock, the Chief Executive Officer shall make the final determination of the outcome of the vote.

2.7 Proxies

Each Member entitled to vote at any meeting of Members may authorize another Person to act as his or her proxy by an instrument in writing signed by such Member or his or her attorney-in-fact.

2.8 Action Without a Meeting

(a) Whenever Members of the Company are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if consent(s) in writing, setting forth the action so taken, shall be signed by the Members who hold the voting interest having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all of the Members entitled to vote therein were present and voted. Such consents shall be delivered to the office of the Company by hand, via messenger delivery (*e.g.*, Federal Express, UPS, or similar service), or by certified or registered mail, return receipt requested.

(b) Every written consent shall bear the date of signature of each Member who signs the consent. No written consent shall be effective to take the action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this Section, written consents signed by a sufficient number of Members to take the action are delivered to the Office of the Company by hand or by certified or registered mail, return receipt requested.

ARTICLE THREE
Management

3.1 Management by Members

The management of the Company's business shall be vested in one or more Members. The initial Member Manager of the Company is **Ricky M. Toran**, who accepts and agrees to be bound by the terms and conditions of this Agreement. **Ricky M. Toran** shall be the Chief Executive Officer. All references to Member Manager or Member Managers shall mean the sole member or all Member Managers, as applicable.

3.2 Power of Member Manager(s)

Subject to the terms of this Agreement, the Member Manager will control the Property, business and affairs of the Company, and the conduct of its business. Except as otherwise provided hereunder, the Member Manager shall have all of the rights, powers, and obligations of a class of managers as provided in the Act and as otherwise provided by law. Without limiting the generality of the foregoing, the Member Manager shall have the following powers and the Member Manager is authorized on behalf of the Company to do or cause to be done the following:

(i) to supervise with respect to the Property, business and affairs of the Company and hire, on behalf of the Company, such professionals or other experts as may be necessary or desirable in connection therewith;

(ii) to determine, in their sole judgment, the amount, manner of payment and date of any Distributions to be made to the Members hereunder;

(iii) to make any and all filings on behalf of the Company and its Members as they shall deem necessary, including without limitation, filings of articles or certificates with the Secretary of State for the State of Tennessee and the filing of such documents, forms and requests for exemption as may be required pursuant to federal and state securities laws;

(iv) to make such filings with governmental and other authorities and to take any and all other actions as may be necessary to maintain the limited liability of the Members of the Company;

(v) to establish and maintain bank accounts, including savings accounts and demand deposit accounts, and cash management accounts;

(vi) to do generally all things in connection with any of the foregoing, generally manage, oversee, and administer the Property, business and affairs of the Company and execute all documents on behalf of the Company in connection therewith, and sign or accept all checks, notes and drafts on the Company's behalf and, except, as expressly restricted herein, pay as Company expenses all costs or expenses connected with the organization, operation or management of Company.

(vii) to establish reserves and thereafter maintain such reserves in such amounts as the Member Manager deems appropriate;

(viii) to borrow money and procure temporary, permanent, conventional or other financing on such terms and conditions, at such rates of interest, and from such parties as the Member Manager determines, and in connection with such loans, if security is required for the loans, mortgage or grant a security interest in any portion of the Company's Real Estate or assets; and

(ix) to do all other acts as the Member Manager(s) in their sole and unrestricted discretion determine is necessary or advisable to carry out the business of the Company.

3.3 Member Managers as Agent

The Member Manager shall be an agent of the Company for the purpose of transacting its business. The acts of the Member Manager, including the execution in the name of the Company of any instrument for apparently carrying on in the usual way the business of the Company, shall bind the Company, unless (1) the Member acting, in fact, has no authority to act for the Company in the particular matter, and (2) the Person with whom such Member is dealing has knowledge of the fact that such Member has no such authority. No Member, solely by reason of being a Member, shall be an agent of the Company for the purpose of transacting its business, except to the extent that authority has been expressly delegated to such Member in writing by the Member Managers or by the provisions of this Agreement. An act of a Member that is not apparently for the carrying on of the business of the Company in the usual way shall not bind the Company unless authorized in fact by the Company in the particular matters. No act of a Member or other agent of the Company in contravention of a restriction on authority shall bind the Company to Persons having knowledge of such restriction.

3.4 Duties of Member Manager(s)

(a) The Member Manager shall perform their duties in good faith and with that degree of care that an ordinarily prudent person in a like position would use under similar circumstances. In performing their duties, the Member Manager shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by: (1) one or more agents or employees of the Company, or (2) counsel, accountants or other Persons as to matters that such Member Manager believe to be within such Person's professional or expert competence, provided such Member Manager has no knowledge concerning the matter in question that would cause such reliance to be unwarranted. A Person who so performs his duties in accordance with this Section shall have no liability by reason of being or having been a Member Manager of the Company.

(b) This Section 3.4 will not eliminate or limit (1) the liability of the Member Manager if a judgment or other final adjudication adverse to them establishes that their acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that they personally gained in fact a financial profit or advantage to which they were not legally entitled or that with respect to a Distribution their acts were not performed in accordance with Section 3.4 of this Article, or (2) the liability of a Member Manager for any act or omission prior to the adoption of a provision authorized by the Act.

(c) The Member Manager does not in any way guarantee the return of any Member's Contribution or a profit for the Members from the Company's business.

3.5 Term of Member Manager(s)

The Member Manager shall hold office and have the terms and responsibilities accorded to him or her by the Agreement until resignation or removal by the Members.

3.6 Election of Member Manager(s)

The initial Member Manager shall hold office until the earlier of the first annual meeting of the Company or until resignation or removal by the Members. The Members thereafter shall vote in accordance with Section 2.6 to elect or designate any subsequent Member Managers of the Company. Any Member Manager of the Company may be removed or replaced with or without cause by a vote of a Majority in Interest of the Members entitled to vote thereon.

3.7 Action by Member Manager(s)

The Member Manager shall manage the Company by the affirmative vote of a majority of the Members. Any action required or permitted to be taken by the Member Manager may be taken without a vote if all of the Member Manager consent thereto in writing and such writing is filed with the records of the Company. The Member Manager may participate in a meeting by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting hear each other. Such participation shall constitute presence in person at such meeting.

3.8 Resignation of Member Manager(s)

A Member Manager may resign at any time by giving written notice to the Company. If such resignation violates any provision contained in this Agreement or the provision of any contractual agreement between such Member Manager and the Company, the Company may recover from such Member Manager damages for such breach as provided in this Agreement or by contract or law. The election of a Member Manager shall not create of itself contract rights in favor of any such party.

3.9 Vacancies

Vacancies occurring among the Member Managers shall be filled by the vote of a Majority in Interest of the Members entitled to vote thereon. Any Member Manager chosen to fill a vacancy shall serve the unexpired term of his or her predecessor.

3.10 Fees and Compensation

Members shall not be paid as Members for performing any duties for the Company, including management. The Company may, but shall not be obligated to, pay to the Members fees in compensation for services rendered in any other capacity to the Company. Any such fees shall be treated as expenses of the Company and shall not be deemed to constitute Distributions to the Member Manager, pursuant to Section 48-249-102(8) of the Act, or to the recipient of the Profit, Loss, or capital of the Company. The obligations of the Member Manager to be performed under this Agreement will not be affected by a failure of the Company to pay fees under this Section 3.10.

3.11 Reimbursement

The Company shall reimburse the Member Manager for all ordinary and necessary out-of-pocket expenses incurred by them on behalf of the Company. Such reimbursement shall be treated as an expense of the Company that shall be deducted in computing the Net Cash Flow and shall not be deemed to constitute a distributive share of Profits or a Distribution or return of capital to the Member Manager, and such reimbursements shall be made out of the assets of the Company (including the proceeds of the initial sale of Membership Interests) to the extent possible. The Member Manager's sole determination of which expenses may be reimbursed, and the amount thereof shall be conclusive. The obligations of the Member Manager to be performed under this Agreement will not be affected by a failure of the Company to reimburse expenses under this Section 3.11. The Member Manager shall be entitled to charge the Members in accordance with their Membership Interests to the extent necessary to collect reimbursement hereunder.

3.12 Indemnification

To the fullest extent permitted by law, the Company shall indemnify and hold harmless the Member Manager from and against all losses, claims, damages, liabilities, or expenses of whatever nature, as incurred, arising out of or relating to the fact that such party was or is a Member Manager of the Company. Notwithstanding the foregoing, no indemnification may be made to or on behalf of a Member Manager if a judgment or other final adjudication adverse to such Member Manager establishes (1) that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or (2) that he personally gained in fact a financial profit or other advantage to which he was not legally entitled.

3.13 Interested Member Manager(s)

(a) No contract or other transaction between the Company and one or more of the Member Managers or between the Company and any other limited liability company or other business entity in which one or more of the Member Managers are managers, directors or officers, or have a substantial financial interest, shall be either void or voidable for this reason alone or by reason alone that such Member Manager or Managers were present at the meeting of Member Managers which approved such contract or transaction, or that his or her or their votes were counted such purpose, (i) if the material facts as to such Member Manager's interest in such contract or transaction and as to any such common manager-ship, director-ship, officer-ship or financial interest are disclosed in good faith or known to the other Member Managers, and the Member Managers approve such contract or transaction by a vote sufficient for such pursuant to the terms hereof and Section 48-249-404 of the Act, by unanimous vote of the disinterested Member Managers; or (ii) if the material facts as to such Member Manager's interest in such contract or transaction and as to any such common manager-ship, director-ship, officer-ship or financial interest are disclosed in good faith or known to the Members entitled to vote thereon, and such contract or transaction is approved by the vote of such Members.

(b) Common or interested Member Managers may be counted in determining the presence of a quorum at a meeting of the Member Managers that approves any such contract or transaction.

ARTICLE FOUR
Membership

4.1 Nature of Interest

A Membership Interest in the Company is personal property. A Member has no interest in specific property of the Company.

4.2 Admission of Members

Following the effective date hereof, a Majority in Interest of all of the Members in the Company shall approve, by written consent, a Person as a Member of the Company, the membership interest of such Person, and the contribution of such Person. Any transfer or assignment, attempted transfer or assignment, or purported transfer or assignment in violation of this Agreement shall be null and void.

4.3 Transfers and Assignments of Membership Interests

A Membership Interest is assignable in whole or in part. The assignment of a Membership Interest does not dissolve the Company.

4.4 Rights of Assignee to Become a Member

An assignee of a Membership Interest shall not be entitled to participate in the management or affairs of the Company or to exercise any rights or powers of a Member. An assignee shall have no liability as a Member solely because of an assignment; however, the assignee of a Membership Interest may be admitted as a Member upon the vote or written consent of all of the Members in the Company. An assignee who becomes a Member shall succeed to the rights, powers, preferences, and limitations, and shall be subject to the restrictions and liabilities of a Member.

4.5 Liability Upon Assignment

Whether or not an assignee of a Membership Interest becomes a Member, the assignor of a Membership Interest is not released from any liability under the Act or this Agreement, except liabilities that arise after an assignee becomes a Member. A Member shall cease to be a Member upon the remaining Members' unanimous vote to admit the assignee as a Member.

4.6 Withdrawal of a Member

A Member may not withdraw from Company without the vote or written consent of at least two-thirds in interest of the Members.

4.7 Liability of Members, Member Managers and Agents

(a) Neither a Member, a Member Manager nor an agent of the Company (including a Person having more than one such capacity) shall be liable for any debts, obligations, or liabilities of the Company or of each other, whether arising in tort, contract or otherwise, solely by reason of being a Member, a Member Manager or agent or acting (or omitting to act) in such capacities, or participating (as an employee, consultant, contractor or otherwise) in the conduct of the business of the Company. Each of the Members shall be liable only to make payment of his or her respective Contribution hereunder and other payments as expressly provided in this Agreement. No Member shall be required to lend any funds to the Company or, after such Member's Contribution has been paid, except as required by the provisions of Section 3.12 hereof, to pay any further capital or Contribution, assessment, or payment to the Company.

(b) No Member shall be liable for the return of any portion of the Contribution of any other Member; the return of such Contributions shall be made solely from Company assets. No Member shall be required to pay the Company or any other Member any deficit in the Member's Capital Account upon dissolution or otherwise.

4.8 Parties to Actions

No Member of the Company is or shall be a proper party to proceedings by or against the Company, except where the object of such proceedings is or shall be to enforce a Member's right against or liability to the Company.


ARTICLE FIVE

**CONTRIBUTIONS, CAPITAL ACCOUNTS,
ALLOCATIONS AND DISTRIBUTIONS**


5.1 Capital Contributions

(a) The Contribution of a Member to the capital of the Company shall be in cash, property or services rendered, or a promissory note or other obligation to contribute cash or property or to render services. Property shall be credited at the fair market value contributed by such Member, net of liabilities secured by such contributed property that the Company is considered to assume or to take subject to. Each of the Members has made a Contribution to the Company in the amounts shown on **Schedule B** hereto.

(b) Subject to the provisions of Section 3.11 hereof, no Member shall be required to make any Contribution to the Company other than that set forth in **Schedule B** hereto. No Member shall be entitled to withdraw any part of his or her Capital Account or Contribution except as expressly provided in this Agreement. No Member has the right to demand that distributions be in kind. No Member will be paid interest on any capital contribution or on the Member's Capital Account.

(c) There shall be established and maintained with respect to each member a capital account ("Capital Account") in accordance with the following:

(i) **Credits.** Each Member's Capital Account shall be increased by (1) the Member's Capital Contributions, and (2) the Member's allocable share of Profits pursuant to Section 5.4 below.

(ii) **Debits.** Each Member's Capital Account shall be decreased by (1) the amount of cash and the fair market value of any Property distributed to the Member (net of liabilities secured by such Property that the Member is considered to assume or take subject to), and (2) the Member's allocable share of Losses pursuant to Section 5.4 below.

(iii) **Transfers.** In the event any Member assigns all or any part of the Member's Membership Interest in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent the Capital Account relates to the transferred Membership Interest.

5.2 Distributions

(a) Current Tax Distributions. To the extent permitted by law and consistent with the Company's obligations to its creditors as determined by the Member Manager, the Company shall make Tax Distributions at the close of each Fiscal Year. The aggregate amount of the Tax Distribution shall be the product of (i) the Company's estimated federal taxable income under the provisions of the Internal Revenue Code (the "Code") for the Fiscal Year, multiplied by (ii) the applicable Tax Rate. Notwithstanding the foregoing, to the extent the Company has had an estimated federal taxable Loss for that Fiscal Year, the amount in clause (i) above shall be reduced by that portion of the Loss remaining after reducing taxable income for prior Fiscal Years in that Fiscal Year for the loss. Each Member shall receive a Tax Distribution proportional to the amount of federal taxable income to be allocated to the Member pursuant to this Section 5.2.

(b) Additional Tax Distributions. In the event any income tax return of the Company, as a result of an audit or otherwise, reflects items of income, gain, loss or deduction that are different from the amounts estimated pursuant to Section 5.2(a) above with respect to a Fiscal Year in a manner that results in additional income or gain of the Company being allocated to the Members, an additional Tax Distribution shall be made under the principles of Section 5.3(a) above to the Members (or former Members) who are allocated the additional income or gain, except that (i) the last day of the Fiscal Year in which the adjustment occurs shall be treated as a Tax Distribution Date, (ii) the amount of the additional income or gain shall be treated as the Company's federal taxable income, and (iii) the applicable Tax Rate shall be that which applied for the Fiscal Year to which the additional income or gain relates.

(c) Cash Available for Distribution. When and as approved by the Member Manager, Cash Available for Distribution shall be distributed 100% to the sole Member. Upon additional Members acquiring a Membership Interest, the Cash Available for Distribution will be distributed according to each Member's Capital Account from time to time during the Fiscal Year using any convention permitted by law and selected by the Member Manager.

5.3 Allocation of Profits and Losses

Profits and Losses shall be allocated 100% to the sole Member **Ricky M. Toran**. Upon additional Members acquiring a Membership Interest, the Profits and Losses will be allocated according to each Member's Capital Account from time to time during the Fiscal Year using any convention permitted by law and selected by the Member Manager.

5.4   Distribution Upon Withdrawal

Except as provided in the Act, upon withdrawal as a Member of the Company as provided in Section 4.6, any withdrawing Member shall be entitled to receive (i) any Distribution to which he or she is entitled under this Agreement and (ii) within a reasonable time after withdrawal, an amount equal to the positive balance in such Member's Capital Account as of the date of withdrawal after taking into account all Capital Account adjustments for the Fiscal Year during which such withdrawal occurs.

ARTICLE SIX

Accounting and Records

6.1 Records

(a) The Company shall maintain the following records:

(i) the full name and mailing address of each Member Manager,

(ii) a current list of the full name set forth in alphabetical order and last known mailing address of each Member, together with the tax identification number of each Member, and the Contribution and the share of Profits and Losses of each Member or information from which such share can be readily derived,

(iii) a copy of the Articles and all amendments thereto or restatements thereof, together with executed copies of any powers of attorney pursuant to which any certificate or amendment has been executed,

(iv) a copy of this Agreement, any amendments thereto and any amended and restated Operating Agreement,

(v) a copy of the Company's federal, state and local income tax or information returns and reports, if any, for the three (3) most recent Fiscal Years;

(vi) financial information sufficient to provide true and full information regarding the status of the business and financial condition of the LLC for the three (3) most recent Fiscal Years;

(vii) records of all proceedings of the Members of the LLC;

(viii) any written consents obtained from the Members of the LLC;

(ix) records of all proceedings of the Member Managers of the LLC for the last three (3) years;

(x) a statement of all contributions accepted by the LLC under § 48-249-301, the identity of the contributor and the agreed value of each contribution;

(xi) A copy of all contribution agreements created under § 48-249-301 to which the LLC is bound; and

(xii) A copy of the LLC's most recent annual report filed with the secretary of state under Section 48-249-1017 of the Act.

The Company may maintain its records in other than a written form if such form is capable of conversion into written form within a reasonable time.

(b) Each Member agrees to provide the Company with information as set forth in Section 6.1(a) as applicable and information regarding his or her adjusted tax basis in his or her interest in the Company along with documentation substantiating such amount.

6.2 Inspection

Any Member may, upon not less than ten (10) days' notice to the Member Manager, inspect and copy at his or her own expense, for any purpose reasonably related to the Member's interest as a Member, the records referred to in Section 6.1, any financial statements maintained by the Company for the three (3) most recent Fiscal Years and other information regarding the affairs of the Company as is just and reasonable. The Member Manager shall have the right to keep confidential from the other Members for such period of time as the Member Manager deems reasonable, any information which the Member Manager reasonably believes to be in the nature of trade secrets or other information the disclosure of which the Member Manager in good faith believes is not in the best interest of the Company or its business or which the Company is required by the law or agreement with a third party to keep confidential.

ARTICLE SEVEN

Transfers

7.1 General Restrictions on Transfers

Except in accordance with the terms of this Agreement and subject to Article VIII of this Agreement, no Member may Transfer all or any portion of the Member's Membership Interest without the unanimous consent of in writing of the non-transferring Members to approve the admission of the Permitted Transferee into the Company. Any Transfer, attempted Transfer, or purported Transfer in violation of this Agreement's terms and conditions shall be null and void.

7.2 Permitted Transfers

A Member may Transfer all or any portion of the Member's Membership Interest to a Permitted Transferee, provided the applicable provisions of this Section 7.2 are complied with before the Transfer becomes effective. At that time, the Permitted Transferee will become a Member of the Company.

(a) Signature. The Permitted Transferee must sign a counterpart to this Agreement, agreeing for the other Members' benefit to be bound by this Agreement to the same extent as if the Permitted Transferee had been an original party to the Agreement as a Member. The spouse of the Permitted Transferee must sign a spousal consent and acknowledgment if requested by the Company.

(b) Approval. In the event the Permitted Transferee is a trust, the Company must approve of the trustee in writing before the Transfer.

(c) Document. The Permitted Transferee must take all actions and execute all instruments required by the Company in order for the Transfer to comply with any applicable federal or state laws and regulations relating the Transfer of any Membership Interest or with this Agreement.

7.3 Third Party Transfers

(a) Notice of Transfer. Except in the case of a Transfer to a Permitted Transferee pursuant to Section 7.2 above or an Involuntary Transfer subject to Section 7.4 below, a Transferor must send a Notice of Transfer to the Company, and such Transfer will be effective only upon compliance with the applicable provisions of this Section 7.3. The Notice of Transfer shall contain (i) the Membership Interest or portion thereof proposed to be transferred, (ii) the identity of the Transferee, (iii) the terms upon which the Transfer is proposed to be made, and (iv) the date of the proposed Transfer. The Member Manager shall deliver a copy of each Notice of Transfer to each Member promptly upon receipt of said notice.

(b) Option to Purchase. A Transferor may not Transfer the Transferor's Membership Interest or any portion thereof pursuant to Section 7.3 (c) below without first offering to sell the Membership Interest or any portion thereof to the Company and to other Members. The Company shall have thirty (30) days from the date of the receipt of the Notice of Transfer to exercise the option to purchase contained in this Section 7.3(b) by providing written notice of the exercise of the option to the Transferor. If the option is exercised, the Transferor shall be obligated to sell, and the Company shall be obligated to purchase, all or a portion of the Transferor's Membership Interest upon the same terms, conditions and price as offered by the Transferee and described in the Notice of Transfer. In the event the Company does not exercise its option to purchase all of the Membership Interest being offered, the Member Manager shall call a meeting of the Members (other than the Transferor). The meeting shall be held at the Company regular office, or such other location as determined by the eligible Members, not less than fifteen (15) days or more than thirty (30) days after the expiration of the offer to the Company. The Member Manager shall make successive offers of any portion of the

Membership Interest not accepted by the Company to those Persons present or legally represented at the meeting, including the Member Manager, in accordance with the following procedures. The successive offers shall continue until either all of the Membership Interest so offered is accepted or it is determined by successive offerings that not all of the Membership so offered will be accepted. If the offer of sale is not accepted by the Company and the other Members with respect to all of the Membership Interest offered for sale, then none of the acceptances shall be effective and the Transferor may Transfer the portion of the Membership Interest pursuant to Section 7.3 (c) below. At the meeting, the Member Manager shall offer all or any portion of the Membership Interest to the Persons who are present or are legally represented at the meeting, including the Member Manager, in the following manner:

(i) The Member Manager shall offer to each Member present or legally represented at the meeting, and each may accept only that proportion of the Membership Interest being offered by the Member Manager as corresponds to that Member's Membership Interest held by all of the Members present or legally represented at the meeting; and

(ii) If all of the Membership Interest offered for sale are not accepted in accordance with the procedures set for in clause (i) above, the Member Manager thereafter shall make successive offerings to the Members present or legally represented at the meeting who did not previously refuse to accept all of the Membership Interest offered to them at the meeting. During each offering, the Member Manager shall offer to each such Member only that proportion of the Membership Interest not previously accepted as corresponds to that Member's share of the Membership Interest held by all of the Members to whom the successive offerings are being made.

(c) Transfer to Third Party. If the Company or the Members have not elected to purchase all or any portion of the Membership Interest pursuant to Section 7.3(b) above, the Transferor may Transfer all (but not less than all) of the Transferor's Membership Interest pursuant to this Section 7.3(c) at which time the Transfer will be effective and the Transferee will become a Member.

(i) The Transferor may Transfer all (but not less than all) of the Membership Interest identified in the Notice of Transfer to the third party designated in the Notice of Transfer at the same price and on the same terms of payment specified in the Notice of Transfer, provided that the Transfer is made within one hundred twenty (120) days after the date of the Notice of Transfer.

(ii) The Transferee must sign, as part of the closing of the Transfer, a counterpart to this Agreement agreeing for the benefit of the other Members to be bound by this Agreement to the same extent as if the Transferee had been an original party to this Agreement.

(iii) As part of the closing of the Transfer, the Transferee must take all actions and execute all instruments required by the Company in order for the Transfer to comply with any applicable federal or state laws and regulations relating to the Transfer of the Membership Interest under this Agreement.

If the Membership Interest proposed to be transferred pursuant to the Notice of Transfer are not transferred within the applicable periods and in accordance with the foregoing provisions of this Section 7.3(c), the Membership Interest shall again be subject to the restrictions of this Article Seven.

7.4 Involuntary Transfer

An Involuntary Transfer to a Person other than the Company or another Member will be effective only upon compliance with the applicable provisions of this Section 7.4. The creditor, receiver, trust or trustee, estate, beneficiary, or other Person to whom all or any portion of the Membership Interest is transferred by Involuntary Transfer (the "Involuntary Transferee") will have only the rights provided in this Section 7.4. "Involuntary Transfer" means any Transfer of all or any portion of the Membership Interest by operation of law or in any proceeding, including a Transfer resulting from the dissociation of a Member, by or in which a Member would, but for the provisions of this Section 7.4, be involuntarily deprived of any interest in or to the Member's Membership Interest, including, without limitation, (a) a Transfer on death or bankruptcy, (b) any foreclosure of a security interest in the Membership Interest, (c) any seizure under levy of attachment or execution, or (d) any Transfer to a state or to a public office or agency pursuant to any statute pertaining to escheat, abandoned, property or forfeiture.

(a) **Notice to Company.** The Transferor and the Involuntary Transferee each immediately shall deliver a written notice to the Company describing the event giving rise to the involuntary Transfer, the date on which the event occurred, the reason or reasons for the Involuntary Transfer, the name, address, and capacity of the Involuntary Transferee; and all or any portion of the Membership Interest involved (a "Notice of Involuntary Transfer").

(b) **Effect of Involuntary Transfer.** Upon the receipt of the Notice of Involuntary Transfer, the Involuntary Transferee shall have the rights of an assignee of the Transferor's Membership Interest as set out in Section 48-249-507 of the Act. Unless and until the Involuntary Transferee is admitted as a Member by the Member Manager, the Membership Interest or any portion thereof held by the Involuntary Transferee shall have no voting rights such that the determination of Majority in Interest Consent shall be made by excluding all or any portion of the Membership Interest held by the Involuntary Transferee for all purposes.

(c) **Purchase Price and Terms.** The Company and the remaining Members shall have the option to purchase the Membership Interest, or any portion thereof held by an Involuntary Transferee, pursuant to the option to purchase provision in Section 7.3 above. The purchase price to be paid for the Membership Interest shall be an amount agreed to in writing from time to time by the Members, or if the Members have failed to establish an agreed valuation, the Membership Interest valuation shall be established by a qualified appraisal. If the event that leads to the purchase of all or any portion of the Membership Interest under this Agreement is the death of any Member upon whose life the Company has maintained a life insurance policy, the payment of the amount due upon death pursuant to this Agreement shall be paid according to the provisions hereof to the Personal Representative of the deceased Member's estate out of the insurance proceeds as soon after the payment of insurance proceeds is received by the Company and as soon thereafter as conveniently possible and said payment shall reduce the Membership

Interest purchase price. In all involuntary transfers, the Company, at its option, may pay any Membership Interest purchase price over time with an unsecured promissory note.

ARTICLE EIGHT
Dissolution

8.1 Dissolution

The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (1) the vote or written consent of at least two-thirds in interest of the Members, (2) the bankruptcy, death, dissolution, expulsion, incapacity or withdrawal of a Member unless is either such case (1) or (2) within ninety (90) days after such event the Company is continued by the vote or written consent of a Majority in Interest of the Members, or (3) the entry of a decree of judicial dissolution under Sections 48-249-617 to 619 of the Act.

8.2 Judicial Dissolution

On application by or for a Member, the court in the judicial district in which the office of the Company is located may decree dissolution of the Company pursuant to Sections 48-249-617 to 619 of the Act whenever it is not reasonably practicable to carry on the business in conformity with the Articles or Agreement. A certified copy of the order of dissolution shall be filed by the applicant with the Secretary of State of the State of Tennessee within thirty (30) days of its issuance.

8.3 Winding Up

In the event of dissolution of the Company, other than a judicial dissolution pursuant to Section 8.2 hereof under Sections 48-249-617 to 619 of the Act, the Members may wind up the Company's affairs. Upon the showing of cause, a court of competent jurisdiction in the judicial district in which the office of the Company is located may wind up the Company's affairs upon application of any Member, or his or her legal representative or assignee, and in connection therewith may appoint a receiver or custodian. Upon dissolution of the Company, the Persons winding up the Company's affairs may, in the name of and for and on behalf of the Company, prosecute and defend suits, whether civil, criminal or administrative, settle and close the Company's business, dispose of and convey the Company's Property, discharge the Company's liabilities and distribute to the Members any remaining assets of the Company, all without affecting the liability of Members, including Members participating in the winding up of the Company's affairs.

8.4 Distribution of Assets

Upon the winding up of the Company, the assets shall be distributed as follows: (1) to creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of liabilities of the Company, whether by payment or by establishment of adequate reserves, other than liabilities for Distributions to Members pursuant to Sections 5.2 and 5.4 hereof, (2) to

Members and former Members in satisfaction of liabilities for Distributions under Section 5.2 and 5.4 hereof, and (3) to Members for the return of their Contributions and in respect of their Membership Interests in accordance with, and to the extent of, their positive Capital Account balances after taking into account all Capital Account adjustments for the taxable year during which such distribution occurs.

8.5 Articles of Dissolution

Within ninety (90) days following the dissolution and winding up of the Company, or at any other time there are no Members, Articles of Dissolution shall be filed with the Tennessee Secretary of State entitled "Articles of Termination of **Hypeman Rick Productions, LLC** under Section 48-249-612 of the Tennessee Limited Liability Company Act" and executed in accordance with the Act. The Articles of Dissolution shall set forth (1) the name of the Company and, if it has been changed, the name under which it was formed; (2) the date of filing of its Articles and each subsequent amendment thereto or restatement thereof; (3) the event giving rise to the filing of the Articles of Dissolution; and (4) any other information the Persons filing the Articles of Dissolution determine. The cancellation of the Articles shall be effective at the time of filing of the Articles of Dissolution. The cancellation of the Articles shall not affect the liability of the Members during the period of winding up and termination of the Company.

ARTICLE NINE

Miscellaneous

9.1 Amendments to Agreement

This Agreement may be amended by the affirmative vote of a Majority in Interest of the Members, including the Member Managers, provided that no amendment to this Agreement shall be made without the written consent of each Member adversely affected thereby.

9.2 Binding Provisions

The covenants and agreements contained herein shall be binding upon and inure to the benefit of the heirs, executors, administrators, successors and assigns of the respective parties hereto.

9.3 No Waiver

The failure of any Member or Member Manager to seek redress for violation or to insist on strict performance, of any covenant or condition of this Agreement shall not prevent a subsequent act that would have constituted a violation from having the effect of an original violation.

9.4 Applicable Law

This Agreement shall be construed and enforced in accordance with the laws of the State of Tennessee without giving effect to conflicts of laws principle thereof. Nothing contained herein shall be deemed a provision prohibited by Section 48-249-205(b) of the Act; provided however that pursuant to Section 48-249-205(b)(13) of the Act, the Operating Agreement may specify types or categories of activities that do not violate the duty of loyalty under Section 48-249-403(b)(1) or (2) of the Act, if not manifestly unreasonable.

9.5 Severability of Provisions

Each provision of this Agreement shall be considered severable. If for any reason an provision(s) of this Agreement, or the application of such provision to any Person or circumstance, shall be held invalid or unenforceable in any jurisdiction, such provision(s) shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without invalidating the remaining provisions hereof, or the application of the affected provision to Persons or circumstances other than those to which it was held invalid or unenforceable. Any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

9.6 Tax Status

(a) The Members intend that the Company will be treated as a sole proprietorship/disregarded entity for as long as there is a single Member. Upon the addition of subsequent Members, the Members intend that the Company will be treated as a partnership for U.S. federal, state, and local income tax purposes. It is understood and agreed that all Members may agree to change the tax treatment of the Company by signing or authorizing a third-party representative to sign on behalf of the Company, Internal Revenue Service Form 8832 Entity Classification Election (or equivalent form) and to file it with the Internal Revenue Service; and if applicable, with the Tennessee Department of Revenue within the prescribed time limits as required by law.

(b) If required under the Internal Revenue Code or Treasury Regulations, the Company shall designate from among its Members a "tax matters partner" who will fulfill the role by being the contact for the Company in dealings with the Internal Revenue Service, and who will report to the Members on the progress and results of such dealings with the Internal Revenue Service.

(c) Within sixty (60) days after the end of each tax year of the Company, a copy of the Company's state and federal tax returns for the preceding tax year shall be mailed or otherwise provided to each Member of the Company, together with any information or necessary forms for each Member to complete his or her individual state and federal tax returns. This additional information shall include the Company's balance sheet and profit and loss statement for each such tax year.

9.7 Entire Agreement

This Agreement constitutes the entire agreement among the parties. This Agreement supersedes any prior agreement or understanding among the parties and may not be modified or amended in any manner other than as set forth herein or therein.

9.8 Counterparts

This Agreement may be executed in several counterparts, all of which together shall constitute one agreement binding on all parties hereto notwithstanding that all the parties have not signed the same counterpart.

9.9 Power of Attorney

By executing this Agreement, each Member hereby irrevocably constitutes and appoints **Ricky M. Toran**, with full power of substitution, as such Member's true and lawful attorney-in-fact (the "Attorney-in-Fact"), in his or her name, place and stead, to execute, acknowledge, swear to, deliver, file and record such documents which are now or may hereafter be required by law to be filed on behalf of the Company or are deemed necessary by the Member Manager to carry out fully the provisions of this Agreement in accordance with its terms. The grant of authority in this Section 9.9 is a special power of attorney coupled with an interest in the Attorney-in-Fact and shall survive the death or incapacity of any Member, may be exercised for the Member by a facsimile signature of the Attorney-in-Fact, and shall survive any assignment by the Member of his or her Membership Interest.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date first above written. Each Member acknowledges that **Schedule C** contains a correct copy of the Articles of Organization filed by the Organizer with the Tennessee Secretary of State to organize the Company.

Executed by the parties effective as of the date first written above.

COMPANY:
Hypeman Rick Productions LLC
By:

RICKY M. TORAN
_____
Ricky M. Toran, Organizer

MEMBER:

RICKY M. TORAN
_____
Ricky M. Toran

SCHEDULE A to OPERATING AGREEMENT OF

HYPEMAN RICK PRODUCITONS LLC

Definitions

"Act" means the Tennessee Limited Liability Company Act, Chapter 48 of the Tennessee Code Annotated of the State of Tennessee, as amended from time to time.

"Agreement" means this Operating Agreement and any amendments thereto.

"Articles" means the Articles of Organization filed with the Tennessee Secretary of State for the purpose of forming the Company.

"Capital Account" means, with respect to any Member, such Member's Capital Contribution to the Company as adjusted in accordance with Section 5.1 hereof.

"Cash Available for Distribution" means Net Cash Flow minus tax distributions.

"Code" means the Internal Revenue Code of 2018, as amended.

"Company" means **Hypeman Rick Productions LLC**, a limited liability company formed and constituted and governed under and pursuant to the Act, the Articles, and this Agreement, as such limited liability company may from time to time be constituted.

"Contribution" means any cash, property, services rendered, or promissory note or other binding obligation to contribute cash or property or to render services that a Member contributes to the Company in his or her capacity as a Member.

"Deadlock" means a state where no progress is possible in that the votes the Members cast are divided equally between "yea" and "nay."

"Distribution" means the transfer of Property by the Company to one or more of its Members in his or her capacity as a Member.

"Fiscal Year" means the calendar year.

"Majority in Interest of the Members" means, unless otherwise provided in this Agreement, the Members who aggregate share of the current Profits of the Company constitutes more than one-half of the aggregate of such shares of all Members.

"Manager" means a Person designated by the Members to manage the property, business and affairs of the Company as provided in Article Three of this Agreement.

"Member" means a Person who has been admitted as a member of the Company and has a Membership Interest in the Company with the rights, obligations, preferences, and limitations specified herein.

"Membership Interest" means a Member's aggregate rights in the Company, including, without limitation, the Member's right to a share of the Profits and Losses of the Company, the right to receive Distributions from the Company and the right to vote and participate in the management of the Company.

"Net Cash Flow" means, for each Fiscal Year or other period of the Company, the gross cash receipts of the Company from all other sources, but excluding any amounts, such as gross receipts taxes, that are held by the Company as a collection agent or in trust for others or that are otherwise not unconditionally available to the Company, less all amounts paid by or for the account of the Company during the same Fiscal Year or other period (including, without limitation, payments of principal and interest on any Company indebtedness, payment of a management fee to the Managers pursuant to Section 3.11 hereof and expenses reimbursed to the Managers under Section 3.12 hereof), and less any amounts determined by the Managers to be necessary to provide a reasonable reserve for working-capital needs or any other contingencies of the Company. Net Cash Flow shall be determined in accordance with the cash receipts and disbursements method of accounting and otherwise in accordance with generally accepted accounting principles, consistently applied. Net Cash Flow shall not be reduced by depreciation, amortization, cost recovery deductions, depletion, similar allowances, or other noncash items, but shall be increased by any reduction of reserves previously established.

"Office" means the office of the Company, the location of which is stated herein.

"Organizer" means the initial member **Ricky M. Toran**.

"Person" means any association, corporation, joint stock company, estate, general partnership, limited association, limited liability company, joint venture, limited partnership, natural person, real estate investment trust, business trust or other trust, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Profits" or "Losses" means, for any Fiscal Year or portion thereof, the taxable income or taxable loss of the Company for such Fiscal Year or portion thereof, as determined for federal income tax purposes, increased by the amount, if any, of tax-exempt income received or accrued by the Company and reduced by the amount, if any, of all expenditures of the Company as set forth in the Code.

"Property" means all real, personal, and mixed properties, cash, assets, interests, and rights of any type owned by the Company. All assets acquired with Company funds or in exchange for Company Property shall be Company Property.

"Treasury Regulations" means the Income Tax Regulations (final, temporary and, as applicable, proposed) promulgated under the Code.

SCHEDULE B to OPERATING AGREEMENT OF
HYPEMAN RICK PRODUCTIONS LLC

Member	Property Contributed	FMV on Date of Contribution
Ricky M. Toran	Services	-0-
Ricky M. Toran	Domain Name	$200.00
Ricky M. Toran	Cash	$1,000.00

SCHEDULE C to OPERATING AGREEMENT OF
HYPEMAN RICK PRODUCITONS LLC

Articles of Organization of HYPEMAN RICK PRODUCITONS LLC